Exhibit 19

BOSTON OMAHA CORPORATION

INSIDER TRADING POLICY

and Guidelines with Respect to Certain Transactions in Company Securities

(As approved December 31, 2015; as amended on December 11, 2023)

SECTION I

APPLICABILITY AND OVERVIEW OF POLICY

This Policy applies to all transactions in Boston Omaha Corporation (the “Company”) securities, including common stock, options and warrants to purchase common stock and any other securities the Company may issue from time to time, such as preferred stock, and convertible debentures, as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers and employees, and consultants or advisors to the Company or its subsidiaries who have or may have access to material nonpublic information regarding the Company and members of the immediate family or household of any such person. This Policy also applies to any person who receives material nonpublic information from any Insider.

Any person who possesses material nonpublic information regarding the Company is an Insider for so long as such information is not publicly known.

All employees are required to refrain from investing in publicly traded securities based on material nonpublic inside information. This Policy is based on the U.S. federal securities laws that prohibit any person from:

●	trading on the basis of material nonpublic information;
●	tipping such information to others;
●	recommending the purchase or sale of securities on the basis of such information;
●	assisting someone who is engaged in any of the above activities; and
●	trading a security, which is the subject of an actual or impending tender offer when in possession of material nonpublic information relating to the offer.

This includes any confidential information that may be obtained by all employees, regarding the advisability of purchasing or selling specific securities for any investment vehicles or on behalf of clients. Additionally, this Policy includes any confidential information that may be obtained about the Company or any of its affiliated entities.

All employees, and particularly executives, managers and/or supervisors, have a responsibility for maintaining financial integrity within the Company, consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to the chairman of the Company’s Audit and Risk Committee of the Board of Directors. For a more complete understanding of this issue, employees should seek the advice of the Company’s legal counsel.

SECTION II

MATERIAL INFORMATION

Information is material when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, if disclosing certain information will have a substantial effect on the price of a company’s securities, on the perceived value of the company, or of a controlling interest in the company, the information is material, but information may be material even if it does not have any immediate direct effect on price or value. While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results;
●	Entry into a material agreement or discussions regarding entry into a material agreement;
●	Projections of future earnings or losses;
●	Major contract awards, cancellations or write-offs;
●	Joint ventures or commercial ventures with third parties;
●	News of a pending or proposed merger or acquisition;
●	News of the disposition of material assets;
●	Impending bankruptcy or financial liquidity problems;
●	Gain or loss of a significant line of credit;
●	New business or services announcements of a significant nature;
●	Stock splits;
●	New equity or debt offerings;
●	Significant litigation exposure due to actual or threatened litigation;
●	Changes in senior management or the Board of Directors;
●	Capital investment plans; and
●	Changes in dividend policy.

There is no simple “bright line” test to determine when information is material and assessments of materiality involve a highly fact-specific inquiry. For this reason, any question as to whether information is material should be directed to the Company’s designated Compliance Officer.

SECTION III

NONPUBLIC INFORMATION

Information about a publicly traded security or issuer is “public” when it has been disseminated broadly to investors in the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information is public after it has become available to the general public through a public filing with the Securities and Exchange Commission (the “SEC”) or some other governmental agency, the Dow Jones “tape,” the Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

Information about securities that are not publicly traded, or about the issuers of such securities, is not ordinarily disseminated broadly to the public. However, for purposes of this Policy, such private information may be considered “public” private information to the extent that the information has been disclosed generally to the issuer’s security holders and creditors. For example, information contained in a private placement memorandum to potential investors may be considered “public” private information with respect to the class of persons who received the memorandum, but may still be considered “nonpublic” information with respect to creditors who were not entitled to receive the memorandum. As another example, a controlling stockholder may have access to internal projections that are not disclosed to minority stockholders and such information would be considered “nonpublic” information.

Material nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs, anonymously or otherwise) is strictly forbidden.

Before executing any securities transaction for your personal account or for others, you must consider and determine whether you have access to material nonpublic information. If you think that you might have access to material nonpublic information, you must take the following steps:

1.	Report the information and proposed trade immediately to the designated Compliance Officer;
2.	Do not purchase or sell the securities on behalf of yourself or others; and
3.	Do not communicate the information inside or outside the Company, other than to the designated Compliance Officer.

These prohibitions remain in effect until the information becomes public or is deemed non-material.

Employees managing the work of consultants and temporary employees who have access to material nonpublic information are responsible for ensuring that consultants and temporary employees are aware of this Policy and the consequences of non-compliance.

SECTION IV

INSIDER

Unlawful insider trading occurs when a person, who is considered an Insider, with a duty not to take advantage of material nonpublic information violates that duty. Whether a duty exists is a complex legal question. This section of the Policy is intended to provide an overview only, and should not be read as an exhaustive discussion of ways in which persons may become subject to insider trading prohibitions.

Insiders of a company include its officers, directors (or partners), and employees, and may also include a controlling stockholder or other controlling person (an “Insider”). A person who has access to information about the company because of some special position of trust or has some other confidential relationship with the company is considered a temporary Insider of that company. Investment advisers, lawyers, auditors, financial institutions, and certain consultants and all of their officers, directors or partners, and employees are all likely to be temporary Insiders of their clients.

Officers, directors or partners, and employees of a controlling stockholder may be temporary Insiders of the controlled company or may otherwise be subject to a duty not to take advantage of inside information.

SECTION V

MISAPPROPRIATION

Misappropriation usually occurs when a person acquires inside information about company A in violation of a duty owed to company B. For example, an employee of company B may know that company B is negotiating a merger with company A; the employee has material nonpublic information about company A and must not trade in company A’s shares. For another example, employees who, because of their association with the Company, receive inside information as to the identity of the companies being considered for investment by the Company’s investment vehicles or by other clients, have a duty not to take advantage of that information and must refrain from trading in the securities of those companies.

SECTION VI

TIPPING

Tipping is passing along inside information and the recipient of a tip (the “Tippee”) becomes subject to a duty not to trade while in possession of that information. A tip occurs when an Insider or misappropriator (the “Tipper”) discloses inside information to another person, who knows or should know that the Tipper was breaching a duty by disclosing the information and that the Tipper was providing the information for an improper purpose. Both Tippees and Tippers are subject to liability for insider trading.

Regulation FD (Fair Disclosure) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure. The regulation provides that when the Company, or person acting on its behalf, discloses material nonpublic information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosures simultaneously; for a non-intentional disclosure the Company must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the Company’s policy that all communications with the press be handled through our Co-CEOs, our CFO or investor/public relations firm. Please refer all press, analyst or similar requests for information to the Company’s Co-CEOs and do not respond to any inquiries without prior authorization from the Company’s Co-CEOs. If either of the Company’s Co-CEOs is unavailable, the Company’s CFO will fill this role.

SECTION VII

TRADING IN THE COMPANY’S SECURITIES

This Policy applies to all Company employees with respect to trading in the securities of the Company’s investments company, including shares held directly or indirectly in the Company’s 401(k) plan. Employees, particularly “officers” (as defined in Rule 16(a)-1(f) in the Securities Exchange Act of 1934, as amended), of the Company should be aware of their fiduciary duties to the Company and should be sensitive to the appearance of impropriety with respect to any of their personal transactions in the Company’s publicly traded securities. Thus, the following restrictions apply to all transactions in the Company’s publicly traded securities occurring in an employee’s account and in all other accounts in which the employee benefits directly or indirectly, or over which the employee exercises investment discretion.

●

Major Events – All employees who have knowledge of any Company events or developments that may have a “material” impact on the Company’s stock that have not been publicly announced are prohibited from buying or selling the Company’s publicly traded securities before such announcements.

●	Short Selling and Derivatives Trading Prohibition – All employees are prohibited from engaging in short sales and options trading of the Company’s common stock.

SECTION VIII

TRADING POLICIES AND PROCEDURES

Mandatory Pre-Clearance

All directors and officers of the Company and any other persons designated by the Company’s legal counsel as being subject to the Company’s pre-clearance requirement (which includes all accounting personnel), together with their family members, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, a gift, a loan or pledge or hedge, a contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transactions from the Company’s designated Pre-Clearance Officer. A request for pre-clearance should be submitted to the Pre-Clearance Officer at least five days in advance of the proposed transaction. The Company Pre-Clearance Officer will then determine whether the transactions may proceed and, if so, assist in complying with the reporting requirements. Sales of the Company’s securities by a director or officer or certain family members or entities related to any of them may require a filing with the SEC on a Form 3, 4 or 5. While the accurate and timely filing of these forms is the responsibility of the officer or director, the Company’s legal counsel will provide such assistance as the director or officer requests.

Black-Out Period

Directors and officers are prohibited from buying or selling the Company’s publicly traded securities during “black-out periods.” All securities trading during these black-out periods may only be conducted with the approval of the Company’s legal counsel or the Chief Financial Officer. In no event may securities trading in the Company’s stock be conducted while a director or officer of the Company is in possession of material nonpublic information regarding the Company. The black-out periods are as follows:

●

For the annual, first, second and third quarterly financial reports – begins on March 15, June 15, September 15 or December 15, as applicable, and ends two trading days after the Company publicly announces the financial results for that quarter.

From time to time, the Company may also require that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Short Swing Profits

Purchases and sales (or sales and purchases) of Company common stock occurring within any six-month period in which a mathematical profit is realized result in illegal “short-swing profits.” The prohibition against short-swing profits is found in Section 16 of the Exchange Act. Section 16 was drafted as a rather arbitrary prohibition against profitable “insider trading” in a company’s securities within any six-month period regardless of the presence or absence of material nonpublic information that may affect the market price of those securities. Each executive officer, director and 10% or greater stockholder of the Company is subject to the prohibition against short-swing profits under Section 16. Such persons are required to file Forms 3, 4 and 5 reports reporting his or her initial ownership of the Company’s common stock and any subsequent changes in such ownership. The Sarbanes-Oxley Act of 2002 requires officers and directors who must report transactions on Form 4 to do so by the end of the second business day following the transaction date. Profit realized, for the purposes of Section 16, is calculated generally to provide maximum recovery by the Company. The measure of damages is the profit computed from any purchase and sale or any sale and purchase within the short-swing (i.e., six-month) period, without regard to any setoffs for losses, any first-in or first-out rules, or the identity of the shares of common stock. This approach sometimes has been called the “lowest price in, highest price out” rule and can result in a realization of “profits” for Section 16 purposes even when the Insider has suffered a net loss on his or her trades.

Trading According to a Pre-Established Plan or by Delegation

Trading which is not “on the basis of” material non-public information may not give rise to insider trading liability. The SEC has adopted Rule 10b5-1 under which insider trading liability can be avoided if Insiders follow very specific procedures. In general, such procedures involve trading according to pre-established instructions (a “Pre-Established Trade”). Prior to implementing a pre-established plan for trading, all officers and directors must receive the approval for such plan from the Compliance Officer. Pre-Established Trades must:

●

Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or similar third party. This documentation must be provided to the Compliance Officer;

●

Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated, the specific amount, price and timing need not be provided;

●

Be implemented at a time when the Insider does not possess material non-public information. As a practical matter, this means that the Insider may set up Pre-Established Trades, or delegate trading discretion, only during non-black-out periods (discussed in Section 8, above); and,

●

Remain beyond the scope of the Insider’s influence after implementation. In general, the Insider must allow the Pre-Established Trade to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the Pre-Established Trade. An Insider wishing to change the amount, price or timing of a Pre-Established Trade, or terminate a Pre-Established Trade, can do so only during non-black-out periods (discussed in Section 8, above). If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades.

SECTION IX

VIOLATIONS OF POLICY

As Insiders, every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Unlawful trading of securities while in possession of material nonpublic information, or improperly communicating that information to others, is a violation of federal securities laws and may expose violators to stringent penalties. Violators may be sued by investors seeking to recover damages for insider trading violations. In addition, violations by an employee of the Company may expose the Company to liability. The Company views seriously any violation of this Policy, even if the conduct does not, by itself, constitute a violation of the federal securities laws. Examples of potential liability for violating this Policy are as follows:

1.

Liability for Insider Trading. Insiders may be subject to penalties of up to $1,000,000 and up to ten (10) years in jail for engaging in transactions in the Company’s securities at a time when they possess material nonpublic information regarding the Company, regardless of whether such transactions were profitable. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s stock and its value as measured by the trading price of the stock a reasonable period after public dissemination of the nonpublic information.

2.

Liability for Tipping. Insiders may also be liable for improper transactions by any person to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority, Inc. use sophisticated electronic surveillance techniques to monitor all trades and uncover insider trading.

3.

Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites, ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment.